Exhibit 12.1
Natural Resource Partners L.P.
Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31
	2004	2005	2006	2007	2008

Earnings
Pre-tax income	58,994	91,839	102,090	102,499	169,814
Fixed charges	10,312	11,044	16,423	28,690	28,548

Total Earnings	69,306	102,883	118,513	131,189	198,362

Fixed Charges
Interest expense (1)	10,312	11,044	16,423	28,690	28,548

Total Fixed Charges	10,312	11,044	16,423	28,690	28,548

Ratio of Earnings to Fixed Charges	6.72	9.32	7.22	4.57	6.95

(1)	includes amortization of debt issuance expenses and capitalized interest